UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2017

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant's name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):____

CONTENTS

On September 28, 2017, the Registrant provided notice of an Extraordinary General Meeting of Shareholders to be held on November 2, 2017 (the “Meeting”), for the purpose of approving certain resolutions required in connection with the proposed issuance of a majority interest in the Registrant’s share capital to the owners of Arcturus Therapeutics, Inc. in consideration for 100% of the equity securities of Arcturus Therapeutics, Inc., which will merge with a wholly-owned subsidiary of the Registrant and become a wholly-owned subsidiary of the Registrant.

Attached hereto and incorporated by reference herein is the Registrant’s Amendment to Notice of the Meeting which reschedules the Meeting from November 2, 2017 to November 12, 2017. The agenda for the Meeting as well as the record date for the Meeting will not change. In addition, attached hereto and incorporated by reference herein are the Registrant’s Proxy Statement and Proxy Card for the Meeting.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.01, of the Registrant at the close of trading on the Nasdaq Global Market on October 3, 2017, will be entitled to vote at the Meeting and any postponements or adjournments thereof.

The exhibits attached to this Form 6-K of the Registrant are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-209960) and Forms S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947 and File No. 333-217556) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Amended Notice of the Meeting.
99.2	Proxy Statement for the Meeting.
99.3	Proxy Card for the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By:	/s/ Dr. Tomer Berkovitz
Name: Dr. Tomer Berkovitz Chief Financial Officer and Chief Operating Officer

Date: October 20, 2017